COMMENTS RECEIVED ON 04/09/2021

FROM EDWARD BARTZ

FIDELITY HANOVER STREET TRUST (File No. 811-03466)

Fidelity Emerging Markets Debt Central Fund

 Fidelity Emerging Markets Debt Local Currency Central Fund

AMENDMENT NO. 62

1)

All funds

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests we disclose each fund’s maturity policy.

R:

Each fund does not have a principal investment strategy of investing in securities of companies with a particular maturity. Accordingly, we have not modified disclosure.

2)

Fidelity Emerging Markets Debt Local Currency Central Fund

“Investment Details” (Part A of the Registration Statement)

“Other Investment Strategies”

“The Adviser may also engage in transactions that have a leveraging effect on Fidelity® Emerging Markets Debt Local Currency Central Fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument, or components of the index underlying the derivative, and forward-settling securities. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, options (including options on futures and swaps), and futures contracts (both long and short positions) on securities, other instruments, and indexes. Depending on the Adviser's outlook and market conditions, the Adviser may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index.”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of the fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its

80% policy. The fund also confirms that, to the extent that it counts derivatives toward its 80%policy,

the fund would value its derivatives positions using their mark to market values.

3)

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

Since both funds are emerging markets funds, the Staff requests we add separate risks for emerging markets.

R:

Pursuant to prior Staff comment, we have modified the title of the current risk to “Foreign and Emerging Market Risk” to better identify the risk of emerging markets in the title as well as its relationship to foreign risk more generally. We believe the disclosure regarding emerging markets is appropriately located as emerging markets risk is closely tied to foreign risk generally and the current disclosure placement ensures that these risks are read together. Accordingly, we have not modified disclosure.

4)

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests a separate risk for junk bonds if they represent a significant portion of each fund’s portfolio.

R:

We believe that the risks associated with investing in junk bonds are described in “Issuer-Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.